EXHIBIT 2

Annex A

Open Market Purchases

Trade Date	Common Stock	Average Price per Share of Common Stock
May 12, 2026	750,000	$16.87
May 13, 2026	550,000	$16.63
May 14, 2026	675,000	$16.49